[Letterhead of Vorys, Sater, Seymour and Pease, LLP]

December 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M/I Homes, Inc. – Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-191989)

Dear Sir or Madam:

On behalf of M/I Homes, Inc. (the “Company”), we submit to you for filing under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-191989) (the “Registration Statement”) relating to the offering from time to time by the Company of debt securities, guarantees of debt securities, common shares, preferred shares, depositary shares, warrants, rights, stock purchase contracts and units of one or more of those securities having an aggregate offering price not to exceed $400,000,000.

The Company has previously paid the filing fee of $51,520.

The Staff may direct any questions or comments regarding this filing by telephone to the undersigned at (614) 464-6426.

Sincerely,

/s/ Adam K. Brandt

Adam K. Brandt